

May 16, 2019

Diane Bessette
Chief Financial Officer
LENNAR CORP
700 Northwest 107th Ave
Miami, Florida 33172

      Re: LENNAR CORP
          Form 10-K for the Fiscal Year Ended November 30, 2018
          Filed January 28, 2019
          Form 10-Q for the period ended February 28, 2019
          Filed April 8, 2019
          File No. 001-11749

Dear Ms. Bessette:

      We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments.

<u>Response Dated May 13, 2019</u>

<u>Form 10-Q for the period ended February 28, 2019</u>
<u>Basis of Presentation</u>
<u>Recently Adopted Accounting Pronouncements, page 7</u>

1.   We note from your response to comment 1 of our letter dated May 1, 2019, that there were no significant changes to your revenue recognition accounting policies from those noted in your recent annual report on Form 10-K. We further note from the revenue recognition policies in your Form 10-K that you recognize revenue from (1) home sales when the sales are closed and title passes to the new homeowner, the new homeowner's initial and continuing investment is adequate to demonstrate a commitment to pay for the home, the new homeowner's receivable is not subject to future subordination and the Company does not have a substantial continuing involvement with the new home, and (2) land sales when

a significant down payment is received, the earnings process is complete, title passes and collectability of the receivable is reasonably assured.   It is unclear to us how these policies comply with the provisions of ASC 606. Furthermore, we could not locate disclosure about the nature and timing of recognition of your service-related performance obligations (e.g., management fees and mortgage financing, title insurance, and closing service fees). Please disclose in future Forms 10-Q for the interim periods in the fiscal year ended November 30, 2019 your accounting policies for contracts with customers across all your segments.

Form 10-K for the period ended November 30, 2018
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 24

2.   We note your response to comment 2 from our letter dated May 1, 2019. We believe that the quantification of the dollar impact of the CalAtlantic acquisition within MD&A allows for a thorough understanding and evaluation of your operating results for the periods presented including any impact from organic operating results. Please expand your MD&A to include the information you highlight in paragraph 3 of your response and include similar information to the extent that the CalAtlantic acquisition materially impacted any additional segment results of operations.

 In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

 You may contact Ameen Hamady at 202-551-3891 or in his absence, Jeanne Baker at 202-551-3691 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing and
Construction